

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2011

Via E-Mail
Jinghe Zhang, Chief Executive Officer
Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)
16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road,
Nankai District, Tianjin, PRC

> **Re: Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)**
> **Form 8-K/A**
> **Filed June 13, 2011**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed April 14, 2011**
> **File No. 333-108715**

Dear Mr. Zhang:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A Filed on June 13, 2011

Corporate Structure and History, page 4

1.   We reissue comment two of our letter dated April 13, 2011. Please revise to provide clear disclosure as to the ownership of Crystal Globe and Dynamic Elite. Clarify the entrust agreement and whether the entrust agreement provided Mr. Zhang ownership of Dynamic Elite. In addition, as previously requested, while you state the founders of the companies you do not clearly state the controlling shareholder(s) before the transactions. Clarify whether Mr. Zhang had any ownership, directly or indirectly, of Crystal Globe and Dynamic Elite before the transactions.

2.   We reissue comment three of our letter dated April 13, 2011. Please revise to disclose the material terms of the July 25, 2010 and July 28, 2010 share acquisition agreements

with Chen Jingyum and Wang Aiying to sell their shares to the Joway Group. In addition, please advise use whether Exhibits 10.21 and 10.23 are complete. We note that these agreements omit the consideration to be paid.

Description of Business, page 11

3.   We note your response to comment four of our letter dated April 13, 2011 regarding the scientific support for your claims of the benefits of tourmaline. It appears the studies and articles cited references some possible benefits of tourmaline, but your statements still appear promotional in nature compared to the measured statements cited as support for your claims. Please revise to remove the promotional language and provide a more balanced view of the benefits of tourmaline.

4.   We reissue comment eight of our letter dated April 13, 2011. Please revise your Form 8-K to describe the business of Shenyang Joway and its similarities and relationships with the Joway Group. Also discuss the circumstances and timing of why and when it ceased being an operating company. In 2008 and 2009, Shenyang Joway was one of your largest suppliers, but it is unclear why and when it ceased operations and how that impacted your business.

Security Ownership of Certain Beneficial Owners and Management, page 60

5.   We note that footnote four of your beneficial ownership table is inconsistent with footnote five as to who has voting power over the shares of Crystal Globe. Please reconcile.

Exhibits

6.   Please revise the exhibits index, as the *** does not indicate where such exhibits can be found.

7.   We note that exhibit 10.20 is missing Appendix 1. Please file this exhibit in its entirety.

Form 10-K for Fiscal Year Ended December 31, 2010

General

8.   Please revise to your annual report to address any relevant issue noted in our comments above and to comply with the prior comments issued on the Form 8-K.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting, page 57

9.   Considering (i) your response to our prior comments 24-29 from our letter dated

November 5, 2010 and (ii) your risk factor disclosure on page 33 which states that most of your accounting and finance staff are not educated and trained in U.S. GAAP and SEC reporting requirements, please provide us with a detailed discussion of the factors you considered in assessing whether this pervasive issue would result in a significant deficiency or material weakness and how this issue was overcome to support your conclusion that your internal controls over financial reporting were effective at December 31, 2010.

10.   Please revise to provide disclosures required by Item 308(c) of Regulation S-K. Please ensure you sufficiently detail all material changes to your internal control over financial reporting that resulted from the share exchange transaction in October 2010.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director